UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (date of earliest event reported):
March 31, 2009
Fidelity National Information Services, Inc.
(Exact name of Registrant as Specified in its Charter)
1-16427
(Commission File Number)

Georgia (State or Other Jurisdiction of Incorporation or Organization)	37-1490331 (IRS Employer Identification Number)
601 Riverside Avenue
Jacksonville, Florida 32204
(Addresses of Principal Executive Offices)
(904) 854-5000
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events
     On March 31, 2009, Fidelity National Information Services, Inc. (“FIS” ), Metavante Technologies, Inc. (“Metavante”), and a wholly owned subsidiary of FIS (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Metavante will, subject to the terms and conditions of the Merger Agreement, merge with and into Merger Sub, with Merger Sub continuing as the surviving company. Simultaneous with the entry into the Merger Agreement, FIS also entered into an investment agreement with affiliates of Thomas H. Lee Partners, L.P. and Fidelity National Financial, Inc. pursuant to which FIS will issue approximately 16 million shares of FIS common stock for aggregate proceeds of $250 million, subject to the terms and conditions set forth in the investment agreement. A copy of the press release announcing the merger and the investment and an investor presentation are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.
Additional Information and Where to Find It
     In connection with the proposed transactions, FIS and Metavante will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will include a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS. FIS and Metavante will mail the final joint proxy statement/prospectus to their respective shareholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about FIS, Metavante and the proposed transactions.
     Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.metavante.com. The documents filed with the SEC by FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville, FL 32204, or from FIS’s Investor Relations page on its corporate website at www.fidelityinfoservices.com.
Participants in the Solicitation
     Metavante, FIS, and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in the proxy statement for Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008. Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2008.

Item 9.01	Financial Statements and Exhibits
(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated April 1, 2009
99.2	Investor Presentation, dated April 1, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fidelity National Information Services, Inc.
Date: April 1, 2009	By:	/s/ Ronald D. Cook
		Name:	Ronald D. Cook
		Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated April 1, 2009
99.2	Investor Presentation, dated April 1, 2009